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FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
-------                                                Washington, D.C. 20549
/ / CHECK THIS BOX IF                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    NO LONGER SUBJECT TO
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934,
    FORM 5 OBLIGATIONS MAY        Section 17(a) of the Public Utility Holding Company Act of 1935 or
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940
    INSTRUCTION 1(b).
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1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   Nussbaum       Paul         A.            Mack-Cali Realty Corporation (CLI)                  X  Director            10% Owner
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(Last)          (First)     (Middle)         3. IRS or Social Security  4. Statement for            Officer (give        Other
                                                Number of Reporting        Month/Year           ----         title  ---- (specify
                                                Person (Voluntary)                                           below)      below)
c/o Mack-Cali Realty Corporation
11 Commerce Drive                                                              3/99
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                      (Street)                                          5. If Amendment,      7. Individual or Joint/Group Filing
                                                                           Date of Original      (Check Applicable Line)
                                                                           (Month/Year)        X Form filed by One Reporting Person
                                                                                              --
Cranford, New Jersey  07016                                                                      Form filed by More than One
                                                                                              -- Reporting Person
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(City)     (State)     (Zip)                     TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                     (Month/      (Instr. 8)                                  Owned at         Direct      Bene-
                                      Day/                                                    End of           (D) or      ficial
                                      Year)    -------------------------------------------    Month            Indirect    Owner-
                                                                          (A) or              (Instr. 3        (I)         ship
                                                Code    V       Amount    (D)     Price       and 4)           (Instr. 4) (Instr. 4)
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* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                   (Print or Type Responses)                  (Over)

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
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security
                                                             -----------------------------------------------------------

                                                                                                     Date      Expira-
                                                                                                     Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Units of Limited Partnership                       3/19/99    J(1)             (1)                   (1)
Interest (1)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
---------------------------------                 at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)

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  Common Stock        (1)                         18,071 (1)          D
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Explanation of Responses:

(1) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis. Prior to March 19, 1999, 1,336 of the reporting person's 18,071 Units beneficially owned at that time were contingent and convertible, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of March 19, 1999, the conditions had been satisfied for the conversion of 340 of the reporting person's contingent Units into ordinary Units, and accordingly, 996 of the reporting persons Units remained contingent.

* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                   (Print or Type Responses)                  (Over)

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
                                                                                        /s/ Paul A. Nussbaum             5/10/99
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



















* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                   (Print or Type Responses)                  (Over)

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